January 25, 2011

Ms. Christina DiAngelo

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation (the “Company”) Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 filed on October 6, 2010 File Nos: 333-149374 and 814-00757

Dear Ms. DiAngelo:

In connection with an accounting comment provided by the Office of the Chief Accountant within the Division of Investment management (“IMOCA”) of the Securities and Exchange Commission, in e-mails dated November 29, 2010 and December 8, 2010, and phone calls with the staff of IMOCA subsequent thereto, regarding Post-Effective Amendment No. 6 to the Company’s Registration Statement on Form N-2 (File No. 333-149374) and the prospectus included therein, the Company represents the following:

Connecting with its Annual report on Form 10-K for the year ended December 31, 2010, the Company will change its methodology for accruing capital gain incentive fees to base the computation on unrealized gains in addition to realized gains as historically calculated. Utilizing the guidance from SEC Staff Accounting Bulletin No. 99, Materiality, the Company has qualitatively and quantitatively evaluated the impact such an adjustment would have had on prior periods and concluded that the adjustment made during the quarter ended December 31, 2010 would not have materially impacted any previously issued or interim financial statements.

If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176, Cynthia M. Krus (202) 383-0218 or Oweb J. Pinkerton at (202) 383-0254.

Sincerely

Charles Jacobson
Chief Financial Officer

cc. Stephen Parico, Partner, McGladrey & Pullen, LLP